Exhibit 99.2

Exceed Company Ltd. Further Adjourns Extraordinary General Meeting of Shareholders

BEIJING, July 29, 2014 /PRNewswire/ — Exceed Company Ltd. (EDS) (“Exceed” or the “Company”), one of the leading domestic sportswear brands in China, today announced that it has further adjourned its extraordinary general meeting of shareholders that was called to authorize and approve the proposed Agreement and Plan of Merger (the “Merger Agreement”), dated December 2, 2013, by and among the Company, Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin (“Mr. Lin”), the Company's Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent.

The extraordinary general meeting was originally scheduled to take place in Hong Kong on April 16, 2014. It was subsequently adjourned to July 29, 2014 following Mr. Lin’s advice to the Company that he required additional time to obtain the contemplated financing for the proposed transaction. At the extraordinary general meeting, shareholders will consider and vote on the proposal to authorize and approve the Merger Agreement.

On July 28, 2014, the independent committee and the board of directors of the Company determined that a further adjournment of the meeting would be in the best interests of its shareholders because Mr. Lin had advised the Company that he required additional time to obtain the contemplated financing for the proposed transaction. On July 29, 2014, the extraordinary general meeting of shareholders was held but was immediately adjourned without conducting any business.

Apart from the motion to adjourn, no other business was conducted at the extraordinary general meeting of shareholders on July 29, 2014. The resolutions set out in the notice of the extraordinary general meeting dated July 10, 2014 will be considered and voted on at such time as the adjourned extraordinary general meeting is resumed.

The Company intends to resume the adjourned extraordinary general meeting of shareholders as soon as practicable following confirmation from Mr. Lin that financing is on deposit in an account outside of the People’s Republic of China and available at the closing of the transaction. The Company will give notice to shareholders of the date on which the adjourned extraordinary general meeting will be resumed as soon as a date is selected, and in any event not less than seven calendar days prior to such resumed meeting.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol “EDS”.

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd

Vivien Tai

+852 3975-8116

ir@xdlong.cn